

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

February 22, 2012

Via E-mail

John K. McDonald
General Counsel
Toll Brothers, Inc.
250 Gibraltar Road
Horsham, PA 19044

> **Re: Toll Brothers, Inc.
> Amendment No.1 to Registration Statement on Form S-4
> Filed February 17, 2012
> File No. 333-179380**

Dear Mr. McDonald:

We have reviewed your registration statement and have the following comments.

General

1.   Please note that with respect to our review of your Form 10-K for the fiscal year ended September 30, 2011, the staff is still in the process of considering your responses to the comments in our letter dated February 14, 2012.

Prospectus Cover Page

2.   We note your response and revised disclosure in response to comment four in our letter dated February 14, 2012. Please revise your disclosures throughout the prospectus to state that you are conducting two tender offers.

Conditions to the Exchange Offer, page 20

3.   We note your response to comment 14 in our letter dated February 14, 2012. It remains unclear as to how the investors will know that the condition related to the new notes being fungible for U.S. federal income tax purposes has been satisfied. While you state that "[t]he determination of whether there is a qualified reopening is based on criteria set forth in the applicable tax regulations," you do not address, however, whether or not such determination is within the direct or indirect control of the bidder as well as when such determination is made. Further, your discussion under "Qualified Reopening" on page 43 suggests some uncertainty as to this condition, as state that "If, as [you] believe will be the case . . . the new notes will be treated as having been issued in a 'qualified reopening

John K. McDonald
Toll Brothers, Inc.
February 22, 2012
Page 2

of the notes issued in the Shelf Offering' …", and that you "assume such conditions will be met and such treatment will be respected" in providing the tax discussion that follows. Please advise or revise your disclosure to draft this condition with sufficient specificity to allow for objective verification that it has been satisfied.

U.S. Federal Income Tax Considerations, page 42

4.   Refer to your response to comment 19 in our letter dated February 14, 2012. We note that counsel's opinion continues to remain subject to uncertainty (refer to the second paragraph to the "Tax Consequences of the Exchange" disclosure). Please either revise your disclosure to provide a "will" opinion of counsel, or otherwise describe the basis for the uncertainty and add appropriate risk factor disclosure to the prospectus. Refer to Section III.C.4. of Legal Staff Bulletin No. 19 (October 14, 2011).

Part II – Information Not Required in Prospectus, page II-1

Exhibit 5.2 – Opinion of Opinion of John McDonald, General Counsel to the Registrant

5.   Please have counsel revise the second paragraph of his opinion to remove "as it became effective under the Securities Act" language.

Exhibit 8.1 – Opinion of Simpson Thacher & Bartlett LLP regarding certain U.S. tax matters

6.   Please have counsel revise its opinion to state that the relevant disclosure in the registration statement "is" the opinion of counsel. Refer to Section III.B.2 of Legal Staff Bulletin No.19.

Exhibit 99.1 – Letter of Transmittal

7.   Please revise the letter of transmittal to reflect the changes and updates made to the prospectus and re-file it as an exhibit.

        You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any questions.

                                        Sincerely,

                                        /s/ Pamela Long

                                        Pamela Long
                                        Assistant Director

cc: Joseph H. Kaufman, Esq.
     Simpson Thacher & Bartlett LLP